Exhibit 16.1

THE COURT OF CHANCERY OF THE STATE OF DELAWARE
IN AND FOR NEW CASTLE COUNTY

In re: IDS Managed Futures II, L.P., a Delaware limited partnership. IDS Futures Corporation, Applicant.	§ § § § § §	C.A. No. _____________________
APPLICATION FOR DISSOLUTION OF IDS MANAGED FUTURES II, L.P.
AND INSTRUCTION, OR, ALTERNATIVELY, APPOINTMENT OF A
LIQUIDATING TRUSTEE PURSUANT TO §§ 17-802, 17-803, AND 17-805
OF THE DELAWARE REVISED UNIFORM LIMITED PARTNERSHIP ACT
     IDS Futures Corporation (“IDS Futures”) hereby applies to this Court for a decree of dissolution of IDS Managed Futures II, L.P. and instruction for administration of the partnership, or, alternatively, appointment of a liquidating trustee pursuant to §§ 17-802, 17-803, and 17-805 of the Delaware Revised Uniform Limited Partnership Act (“Act”).
PRELIMINARY STATEMENT
     1. IDS Futures and Refco Commodity Management, Inc.1 (“RCMI,” together with IDS Futures, the “General Partners”) are co-general partners of IDS Managed Futures II, L.P. (“Partnership”) under that certain Limited Partnership Agreement2 dated as of July 14, 1987 (“Partnership Agreement”).3 Due to circumstances relating to the bankruptcy cases of Refco Inc.

1 On August 31, 2005, Refco Group Ltd., LLC acquired the global brokerage operations of Cargill Investor Services, Inc. (“CIS”), a subsidiary of Cargill, Incorporated. CIS was the owner of CIS Investments, Inc. (“CISI”), the co-General Partner. Following the sale, Refco Group Ltd., LLC changed CISI’s name to RCMI.
2 All capitalized terms used in this Application and not otherwise defined shall have the meanings ascribed to such terms in the Partnership Agreement.
3 RCMI and IDS Futures also act as co-general partners under that certain Amended and Restated Limited Partnership Agreement dated as of September 30, 1994, by RCMI, formerly known as CIS Investments, Inc., and IDS Futures for IDS Managed Futures, L.P. Concurrently herewith, IDS Futures has filed an application for dissolution of IDS Managed Futures, L.P. (“IDS I”). IDS Futures has requested that this Application be jointly administered with the application for dissolution of IDS I.

and certain of its affiliates, as discussed in more detail later in this Application, the Partnership is no longer able to operate as contemplated under the Partnership Agreement. Among other things, certain of the Partnership’s assets are tied up in the bankruptcy cases.
     2. Moreover, RCMI has advised IDS Futures that it has entered into a binding letter of intent regarding a proposed transaction that, subject to the satisfaction of certain conditions, would result in RCMI withdrawing as a General Partner in the near future. The remaining assets of the Partnership are not sufficient to warrant the replacement of RCMI as a General Partner and, in any case, the Partnership is scheduled to terminate by its terms on December 31, 2007. The Partnership Agreement does not contemplate a process for winding down the activities of the Partnership given the circumstances caused by the bankruptcy cases. Accordingly, IDS Futures seeks direction from this Court to dissolve the Partnership and to distribute its assets for the benefit of the Partners.
     3. Set forth below is a summary of the circumstances regarding the Partnership and the recommended process for conduct of the Partnership’s affairs through dissolution. IDS Futures will continue to act as General Partner to manage the dissolution of the Partnership under the terms and conditions set forth in this Application. IDS Futures believes that this process is in the best interests of Limited Partners and will result in higher distributions to Limited Partners than otherwise would be realized through dissolution by a court-appointed trustee. Nevertheless, if the Court determines to appoint a trustee to manage the affairs of the Partnership, IDS Futures has given its conditional notice of withdrawal as General Partner.

FACTUAL BACKGROUND
     4. IDS Managed Futures II, L.P. (“Partnership”) is a Delaware limited partnership organized under the Act on April 21, 1987. The Partnership was formed to trade a wide range of U.S. and international futures and forward contracts and related options pursuant to the trading instructions of professional trading advisors.4 The Partnership’s primary objective is to achieve substantial capital appreciation over time. Interests in the Partnership were sold through December 31, 1988. As of August 31, 2006, the Partnership had 413 Limited Partners.
     5. IDS Futures and RCMI, in their capacities as General Partners, manage and control all aspects of the business of the Partnership under and pursuant to the terms of the Act and the Partnership Agreement. Partnership Agreement § 5. A copy of the Partnership Agreement is attached as Exhibit 1 to the Affidavit of Frank A. McCarthy filed in connection with this Application (“McCarthy Affidavit”).5 The Limited Partners do not take part in the management of the business or transact any business for the Partnership. Partnership Agreement § 5.
     6. IDS Futures was incorporated in Minnesota in 1986 and is an affiliate of Ameriprise Financial Services, Inc. (“Ameriprise”), the Partnership’s selling agent and introducing broker.6 RCMI is an affiliate of one or more of the Debtors (as defined below),

[4] Under the terms of the Partnership Agreement, the General Partners must select one or more non-affiliated trading advisors to direct the Partnership’s trading with respect to the purchase or sale of any commodity interests. Partnership Agreement § 5. Trading decisions for the Partnership are currently made by John W. Henry & Company, Inc. Sunrise Capital Partners, LLC, also an independent commodity trading advisor, ceased managing any of the Partnership’s assets as of September 30, 2005.

[5] The Partnership Agreement is governed by the laws of the State of Delaware. Partnership Agreement § 23.

[6] Ameriprise Financial Services, Inc., formerly American Express Financial Advisors, Inc., is a wholly owned subsidiary of Ameriprise Financial, Inc., formerly American Express Financial Corporation. On September 30, 2005, American Express Company completed a spin-off of 100% of the common stock of Ameriprise Financial, Inc. to shareholders of American Express Company. As a result of this transaction, Ameriprise Financial, Inc. became a publicly traded company and is no longer affiliated with American Express Company.

including the Partnership’s former foreign currency broker, Refco Capital Markets, Ltd. (“RCM, Ltd.”), and the Partnership’s former clearing broker, Refco, LLC.7 Both General Partners are registered under the Commodity Exchange Act as commodity pool operators and are members of the National Futures Association. An organizational chart setting forth the relationship between and among the various parties to the Partnership, prior to the bankruptcy cases of Refco Inc. and its affiliates, is attached to the McCarthy Affidavit as Exhibit 2.
     7. Under the Partnership Agreement, the General Partners may take such actions on behalf of the Partnership as they deem necessary or desirable to manage the business of the Partnership including, but not limited to, the following: (a) opening bank accounts; (b) determining the amounts and frequency of distributions to the Partners; (c) calculating and paying, or authorizing the payment of, distributions to the Partners and expenses of the Partnership; (d) administering transfers and redemptions of units; (e) filing reports required by any federal or state agency; (f) executing various documents on behalf of the Partnership and the Limited Partners pursuant to powers of attorney; (g) supervising the liquidation of the Partnership if an event causing termination of the Partnership occurs; and (h) investing or directing the investment of the Partnership’s funds not involving the purchase or sale of commodity futures contracts or other commodity interests. Partnership Agreement § 5 (emphasis added).
     8. The General Partners are obligated to act in good faith, and are further obligated to devote sufficient efforts to the furtherance of the business of the Partnership as reasonably necessary and appropriate. Partnership Agreement § 5. In carrying out their duties and

[7] The foreign currency broker arranges for the Partnership to contract directly for forward transactions in foreign currencies, and the clearing broker clears the Partnership’s futures transactions and provides other brokerage-related services to the Partnership.

exercising their powers in good faith, the General Partners and their affiliates may be indemnified by the Partnership against expenses, fees, judgments and other amounts. Partnership Agreement § 21.
The Partnership Risk-Factors and Performance Since Inception
     9. The Partnership is intended to be a speculative investor and takes positions with total values that are greater than the total amount of the Partnership’s assets. Its performance is, by definition, volatile. Included among its major risk-factors are (a) the bankruptcy of the clearing broker or others, and (b) the possibility of termination before the Partnership’s stated expiration on December 31, 2007. See Prospectus dated July 14, 1987 at 24, 28. A copy of the prospectus is attached as Exhibit 3 to the McCarthy Affidavit.
     10. The Partnership sells no securities other than the units, and its assets are held in cash. The Partnership began trading on June 14, 1987. Through December 31, 1988, the Partnership offered units representing an investment of $40,000,000. During the combined offerings, Limited Partners purchased 60,127.14 units, representing a total investment of $14,983,249. Effective January 1, 1989, the Partnership no longer accepted new investors.
     11. A Limited Partner may cause any or all of his or her units to be redeemed by the Partnership pursuant to the terms of the Partnership Agreement. Redemptions are based on Net Asset Value per Unit and require written notice to the General Partners. As a result of redemptions from and after the combined offerings, at December 31, 2005, Limited Partners held 6,238.68 units, representing an investment of $1,792,894.8

8 As a result of the Refco Bankruptcy Cases (described below), at December 31, 2005, Limited Partners also held 7,443.88 units in a non-trading account, representing an investment of $983,398.

     12. In all but three years (1999, 2001 and 2005) from 1995 through 2005, the Partnership produced net gains. From 1995 through 1998, the Partnership’s compound annual rate of return totaled 29.80%, 24.64%, 5.45% and 8.91%, respectively for each year. In 1999, however, the Partnership experienced a disappointing year, recording a net loss of 18.51%. The Partnership’s assets at such time totaled $9,011,597, with a Net Asset Value per Unit equal to $570.35.
     13. For the years 2000 through 2004, the Partnership held assets totaling $7,185,649, $5,789,077, $6,813,971, $7,413,902, $6,990,304, with a Net Asset Value per Unit equal to $576.56, $515.64, $679.57, $803.91, $837.08, respectively for each year. The Partnership posted a loss at year end 2001 equal to 10.57%, but otherwise produced net gains in 2000, 2002, 2003 and 2004 equal to 1.09%, 31.79%, 18.30% and 4.13%, respectively. Then, in 2005, the Partnership recorded a 49.05% loss (equal to $3,134,071), due, in large part, to the Refco Bankruptcy Cases. The Partnership’s assets totaled $3,349,042 in 2005, with a Net Asset Value per Unit at December 31, 2005 equal to $426.53.
Rights and Interests of IDS Futures in the Partnership
     14. Under the terms of the Partnership Agreement, the General Partners are obligated to purchase for their own account units in the Partnership. Partnership Agreement § 7. During the combined offerings described above, the General Partners purchased 644.45 units in the Partnership, representing a total investment of $154,070.00. Of the $154,070.00 investment made by the General Partners, $77,035.00 represents the initial investment made by IDS Futures.9 During 2000, 2001, and 2002, the General Partners also redeemed certain of their units, 129.42, 64.71, and 73.75 units, respectively. As a result, at December 31, 2005, the

9 On information and belief, the remaining $77,035 represents the investment made by CISI.

General Partners held approximately 376.6 units, representing an investment of $108,220.00.10 At August 31, 2006, the General Partners held approximately 376.6 units, representing an investment of $114,382.41. Of the $114,382.41, $97,874.14 represents the investment of IDS Futures and $16,508.27 represents the investment of RCMI.
     15. In addition to their investment in the Partnership, the General Partners and their affiliates earn and/or are otherwise entitled to certain fees, reimbursement of expenses and indemnification of certain obligations. The Partnership is obligated to reimburse each General Partner for periodic operating expenses relating to legal, accounting, auditing, printing, filing and recording fees; management and incentive fees; brokerage commissions and any incidental trading charges; extraordinary expenses and any items for which payment may be made by the Partnership on account of its indemnification obligations. Partnership Agreement at §§ 9, 21.
     16. In the event a General Partner or one of its affiliates incurs expenses, including attorneys’ fees, judgments or amounts paid in settlement, for actions taken by it in good faith, the General Partner may be indemnified by the Partnership. Partnership Agreement § 21(b), (e). As set forth below, the Partnership has and will continue to accrue certain indemnification obligations as a result of a complaint filed against the General Partners by Gary L. Franzen, purportedly as a Limited Partner.
     17. Ameriprise, the Partnership’s selling agent and introducing broker, also earns certain brokerage commissions from the Partnership in its capacity as introducing broker. Partnership Agreement § 5. The Partnership has not paid Ameriprise for commissions due to it

[10] As a result of the Refco Bankruptcy Cases, at December 31, 2005, General Partners also held 376.57 units in a non-trading account, representing an investment of $52,399.

as of November 2005. From November 2005 through August 2006, unpaid commissions due to Ameriprise totaled $34,033.83.
     18. The General Partners do not earn an administrative fee for acting as General Partners under the Partnership Agreement. Each General Partner did advance one-half of the Partnership’s organization and offering expenses. The Partnership subsequently reimbursed the General Partners for payment of these amounts from interest income earned on the Partnership’s assets. Partnership Agreement § 5.
Sale of CIS to Refco Group
     19. Prior to August 31, 2005, CIS Investments, Inc. (previously defined as CISI), acted as co-General Partner with IDS Futures. Cargill Investor Services, Inc. (previously defined as CIS), a subsidiary of Cargill, Incorporated, owned and controlled CISI. CISI managed and/or performed the administrative, regulatory, and other day-to-day responsibilities of the Partnership.
     20. On August 31, 2005, Cargill, Incorporated sold its global brokerage operations to Refco Group Ltd., LLC, including the businesses of CIS and CISI. After the acquisition closed on August 31, 2005, Refco Group Ltd., LLC became the owner of CISI, and the General Partner’s name changed from CISI to RCMI. In addition, on information and belief, substantially all of the employees of CISI became the employees of RCMI as part of the sale. CISI informed IDS Futures of the sale transaction in June 2005, following execution of the parties’ purchase and sale agreement on June 21, 2005.
     21. Less than six weeks after Cargill, Incorporated sold the business to Refco Group Ltd., LLC, the parent of Refco Group Ltd., LLC, Refco Inc., announced that it had discovered, through an internal review, a receivable owed to Refco Inc. by an entity controlled by Phillip R. Bennett, Chief Executive Officer and Chairman of the Board of Directors, in the amount of approximately $430 million. As a result, Refco Inc. informed its customers that its financial statements for the periods ended February 28, 2002, February 28, 2003, February 28, 2004, February 28, 2005, and May 31, 2005, taken as a whole, for each of Refco Inc., Refco Group Ltd., LLC and Refco Finance, Inc. should no longer be relied upon. At the request of the Board of Directors, Mr. Bennett took a leave of absence.
     22. On October 13, 2005, Refco Inc. announced that liquidity within RCM, Ltd., the Partnership’s foreign currency broker at that time, was no longer sufficient to continue operations. Refco Inc. further announced that RCM, Ltd. had imposed a fifteen day moratorium on all of its activities in an attempt to protect the value of that enterprise.
The Chapter 11 Bankruptcy Cases of Refco and Certain of Its Affiliates
     23. Beginning on October 17, 2005 (“Initial Petition Date”), Refco Inc. and certain of its subsidiaries and affiliates (collectively referred to as the “Debtors”) filed voluntary chapter 11 petitions under title 11 of the United States Code (“Refco Bankruptcy Cases”) in the United States Bankruptcy Court for the Southern District of New York (“Bankruptcy Court”). The Refco Bankruptcy Cases are currently pending in the Bankruptcy Court.
     24. RCMI is an indirect subsidiary of Refco Inc. RCMI did not file a chapter 11 petition on the Initial Petition Date, and on information and belief, did not have knowledge of the Debtors’ bankruptcy filings prior to the Debtors disclosing those filings to the general public.
     25. From and after the Initial Petition Date, RCMI has continued to act as co-General Partner under the Partnership Agreement. Both RCM, Ltd., the Partnership’s foreign currency broker, and Refco, LLC, the Partnership’s clearing broker, did, however, file related bankruptcy petitions. RCM, Ltd. filed its chapter 11 petition on the Initial Petition Date.11 On or about

[11] Thereafter, on November 25, 2005, Refco, LLC filed a chapter 7 petition with the Bankruptcy Court.

October 17, 2005, the Partnership transferred the majority of all assets to Lehman Brothers, Inc. and its affiliated entities to act as the Partnership’s broker.
     26. As a result of the trading moratorium announced on October 13, 2005, approximately 52% of the Partnership’s assets (based on net assets as of October 13, 2005) were on deposit in accounts at RCM, Ltd. as of the Initial Petition Date.12 These assets have not yet been returned to the Partnership.13
     27. The Partnership hired the law firm of Squire, Sanders, Dempsey L.L.P. (“Squire Sanders”) to represent it in the Refco Bankruptcy Cases and in the related efforts to recover the Partnership’s assets held at RCM, Ltd. and otherwise assert the Partnership’s rights and claims against RCM, Ltd. and other Debtors, to investigate whether the Partnership may have any claims against other third parties, and to assist the Partnership in the completion of certain securities law filings. Squire Sanders has filed pleadings and presented the Partnership’s position at various hearings before the Bankruptcy Court, and also has filed proofs of claim against the Debtors in respect of the Partnership’s claims and interests in the Refco Bankruptcy Cases.
Current Status of RCMI
     28. On November 9, 2005, Refco Inc., Refco Global Futures and certain other parties conducted an auction of their regulated commodities futures merchant business. On November 13, 2005, Refco Inc., Refco Global Holdings, LLC, Refco Group Ltd., LLC, Refco

[12] As of October 31, 2005, RCM, Ltd. held not less than $2,590,687 of the Partnership’s assets. Of this amount, approximately $1,550,582.38 represents the amount due directly to the Partnership from RCM, Ltd., while the remaining amount represents the amount due indirectly to the Partnership through its investment in another related commodity pool.

[13] On December 9, 2005, the United States Trustee filed a motion to appoint a chapter 11 trustee in the RCM, Ltd. bankruptcy case. The Bankruptcy Court entered an order on March 22, 2006, authorizing the appointment of a chapter 11 trustee for the estate of RCM, Ltd.

Global Futures LLC, Refco LLC, Refco (Singapore) PTE Limited, Refco Canada Co., Refco Overseas Ltd. and certain Refco LLC affiliates entered into an agreement with Man Financial Inc. to sell their regulated commodities futures merchant business assets (“Asset Sale”).
     29. The following day, the Bankruptcy Court entered an order authorizing the Asset Sale, which was amended by an Errata Order, entered on November 15, 2005. The Debtors closed on the Asset Sale to Man Financial Inc. relating to such Debtors’ domestic operations on November 25, 2005. The Asset Sale did not include the assets of RCMI. Thereafter, RCMI began exploring various other strategic options, including the sale of its assets to a third party.
     30. RCMI recently advised IDS Futures that it entered into a binding letter of intent, dated September 6, 2006, with R.J. O’Brien & Associates, Inc. (“RJO”) regarding the sale of RCMI’s interests, duties and obligations as managing owner of the JWH Global Trust (“JWH Trust”). In addition to its role as co-General Partner, RCMI’s only other business operation is serving as managing owner of the JWH Trust. The letter of intent provides that, subject to the satisfaction of certain conditions, including among others, the negotiation of definitive documentation between the parties, RCMI would commence a chapter 11 bankruptcy proceeding on or about October 13, 2006 to accomplish the sale of its interests in the JWH Trust to RJO pursuant to section 363 of the Bankruptcy Code. If RCMI files a voluntary bankruptcy petition, such act will constitute a notice of withdrawal as a General Partner of the Partnership.14

[14] See Partnership Agreement § 20.

Redemption of Units After the Initial Petition Date
     31. Under the Partnership Agreement, a Limited Partner may withdraw from the Partnership all or any part of his or her capital contributions and undistributed profits, if any, effective as of the last trading day of any month. Partnership Agreement § 16. The Partnership may, however, limit distributions on redemptions or otherwise delay redemption payments to Limited Partners if there are insufficient assets to pay the Partnership’s liabilities and/or there has been a default or delay in payments due the Partnership from commodity brokers, banks or other persons. Id.
     32. As noted above, RCM, Ltd., the Partnership’s former foreign currency broker, holds certain assets of the Partnership. As a result, and in order to accommodate redemptions from and after the Initial Petition Date, the Partnership created a non-trading sub-account (“Refco Claims Account”). For redemptions made on and after October 31, 2005, the Partnership pays Limited Partners their proportionate share of the Partnership’s net assets held at Lehman Brothers, Inc., while reserving their proportionate share of the Partnership’s assets held at RCM, Ltd. or its affiliates. All Limited Partners of record as of October 31, 2005, hold a pro rata share in the Refco Claims Account, including Limited Partners who have since redeemed their units. Distributions from the Refco Claims Account will be made to Limited Partners if and when the Partnership’s assets are recovered from RCM, Ltd. and its affiliates.

Complaint for Alleged Breaches of Fiduciary Duty and Negligence
Against the General Partners
     33. As set forth above, following an asset and stock sale between Cargill, Incorporated and Refco Group Ltd., LLC, co-General Partner CISI changed its name and became RCMI on August 31, 2005. At such time, the business previously conducted by Cargill, Incorporated and its related entities was transferred to Refco Inc. and its related entities, including Debtor RCM, Ltd. On information and belief, the principal people responsible for the business of CISI continued to operate the business as RCMI.
     34. On or about June 1, 2006, Gary L. Franzen, as trustee of the Gary L. Franzen Declaration of Trust, individually and on behalf of other alleged class members, filed a complaint against the General Partners in the United States District Court for the Northern District of Illinois, Eastern Division, as amended on September 15, 2006 (“Complaint”). By his Complaint, Mr. Franzen generally alleges breach of contract, breach of fiduciary duty and negligence on behalf of a putative class that includes the Partnership’s Limited Partners. In addition, Mr. Franzen alternatively states a derivative claim on behalf of IDS Managed Futures II, L.P.
     35. According to the Complaint, the General Partners “allow[ed] millions of dollars in assets to be placed into a Refco affiliated entity (i.e., RCM) that was financially irresponsible and unstable, and unworthy of the trust necessary to manage money and which commingled those assets with corporate assets and allowed Refco, Inc. and its subsidiaries to use those assets as if their own” and inadequately investigat[ed] whether RCM was financially stable, responsible or trustworthy.” The Complaint further asserts that the Partnership was damaged thereby. A copy of the Complaint, as amended on September 15, 2006, is attached as Exhibit 4 to the McCarthy Affidavit.

     36. IDS Futures is taking appropriate steps to defend against this action. It has until November 14, 2006 to respond to Mr. Franzen’s amended Complaint.
The Withdrawal of RCMI and the Conditional Withdrawal of
IDS Futures as General Partners of the Partnership
     37. As set forth above, RCMI has entered into a letter of intent that contemplates that RCMI will, subject to the satisfaction of certain conditions, commence a bankruptcy proceeding on or about October 13, 2006. Pursuant to the Partnership Agreement, a General Partner may withdraw by, among other things, written notice or the filing of a bankruptcy petition effective 90 days following the date of such action. Partnership Agreement § 20. A withdrawal under Section 20 of the Partnership Agreement is effective on the last day of the fiscal quarter following expiration of the 90 day notice period.
     38. Under the Partnership Agreement, filing of the bankruptcy petition will constitute RCMI’s notice of withdrawal as co-General Partner, which withdrawal becomes effective on the last day of the fiscal quarter following expiration of the 90 day notice period. In this case, RCMI will have practically withdrawn as co-General Partner as of the date it files its bankruptcy petition.
     39. IDS Futures and its affiliates are unable and unwilling, under the circumstances, to manage the Partnership as an active business, or to act as the Partnership’s broker, through the Partnership’s scheduled termination date on December 31, 2007. IDS Futures, however, is willing to continue to act as a General Partner for the purpose of supervising the dissolution and winding up of the Partnership’s affairs.
Notices to and Proposed Meetings of Limited Partners and Advisors
     40. On September 27, 2006, concurrently with the filing of this Application, IDS Futures sent written notice to the Limited Partners and their Advisors (as defined below) of this Application and the conditional withdrawal of IDS Futures as General Partner. IDS Futures informed the Limited Partners and their Advisors that, in the event the Application is not approved by this Court, IDS Futures will withdraw as General Partner effective December 31, 2006, and will seek the appointment of an independent trustee to liquidate and administer the remaining assets of the Partnership. The notices to Limited Partners and Advisors are attached as Exhibits 5 and 6, respectively, to the McCarthy Affidavit.
     41. IDS Futures has scheduled a conference call with financial advisors who are associated with Ameriprise (“Advisors”) in early October 2006, and a subsequent meeting and conference call with Limited Partners in early November 2006. IDS Futures anticipates holding both meetings prior to any scheduled hearing date on this Application. The purpose of these meetings is to: (a) notify Advisors and Limited Partners of the Partnership’s current circumstances; (b) explain the purpose of this Application; and (c) answer any questions the Limited Partners and their Advisors may have regarding the Application. IDS Futures will request that Limited Partners support the Application and subsequent liquidation and dissolution of the Partnership. In the event the Limited Partners do not support this Application, IDS Futures will withdraw as General Partner and request that the Partnership be liquidated in accordance with the Act.15 Partnership Agreement §§ 4(a), (b).
APPLICATION FOR DECREE OF DISSOLUTION AND OTHER RELIEF
     42. For the reasons set forth more fully below, IDS Futures applies to this Court for (a) a decree of dissolution of IDS Managed Futures II, L.P. pursuant to 6 Del. C. § 17-802, and (b) an order authorizing and instructing IDS Futures to wind-up the Partnership’s affairs pursuant

[15] The Partnership terminates upon the first to occur of, among other events: (a) December 31, 2007; or (b) withdrawal, removal, insolvency, bankruptcy or dissolution of the General Partners. Partnership Agreement § 4(a).

to 6 Del. C. § 17-803, or (c) alternatively, appointment of a liquidating trustee pursuant to 6 Del. C. §§ 17-803 and 17-805. In light of the pending withdrawal of the General Partners, IDS Futures believes that (a) it is no longer reasonably practicable to carry on the business of the Partnership in conformity with the Partnership Agreement and (b) it is in the best interests of the Limited Partners to authorize and permit IDS Futures to wind up the Partnership’s affairs.
(A) Decree of Judicial Dissolution Under § 17-802
     43. Except as otherwise provided in the Application or as ordered by this Court, IDS Futures and RCMI shall each cease to be a General Partner in accordance with the terms of the Partnership Agreement. Upon their withdrawal, the Partnership will terminate by its terms and be dissolved in accordance with the Act. Partnership Agreement §§ 4(a)-(b).
     44. Pursuant to 6 Del. C. § 17-801, a limited partnership is dissolved and its affairs shall be wound up upon the occurrence of, among other things:
(a)	at the time specified in a partnership agreement;

(b)	an event of withdrawal of a general partner unless at the time there is at least one other general partner and the partnership agreement permits the business of the limited partnership to be carried on by the remaining general partner and that partner does so; or

(c)	entry of a decree of judicial dissolution under 6 Del. C. § 17-802.
6 Del. C. § 17-801(1), (3), (6).
45.	Section 17-802 provides, in turn, as follows:

On application by or for a partner the Court of Chancery may decree dissolution of a limited partnership whenever it is not reasonably practicable to carry on the business in conformity with the partnership agreement.
6 Del. C. § 17-802.
     46. As set forth more fully below, IDS Futures is willing to continue to act as sole General Partner, but only for the purpose of administering and managing the affairs of the

Partnership upon its dissolution in accordance with this Application and pursuant to 6 Del. C. § 17-803. Accordingly, by this Application, IDS Futures seeks a decree of judicial dissolution pursuant to 6 Del. C. § 17-802.
(B) Winding Up the Partnership Under § 17-803
     47. Upon dissolution of the Partnership pursuant to 6 Del. C. § 17-802, it will be necessary to close out all positions, suspend trading, liquidate and distribute funds, pursue claims and otherwise cease the business of the Partnership.
     48. Section 17-803 provides, in relevant part, as follows:
(a)	Unless otherwise provided in the partnership agreement the general partners who have not wrongfully dissolved a limited partnership. . . may wind up the limited partnership’s affairs . . . ;
(b)	Upon dissolution of a limited partnership and until the filing of a certificate of cancellation as provided in § 17-203 of this title, the persons winding up the limited partnership’s affairs may, in the name of, and for and on behalf of, the limited partnership, prosecute and defend suits, whether civil, criminal or administrative, gradually settle and close the limited partnership’s business, dispose of and convey the limited partnership’s property, discharge or make reasonable provision for the limited partnership’s liabilities, and distribute to the partners any remaining assets of the limited partnership, all without affecting the liability of limited partners and without imposing the liability of a general partner on a liquidating trustee.
6 Del. C. § 17-803.
     49. As set forth above, the Partnership Agreement expressly authorizes the General Partners to take such actions on behalf of the Partnership as they deem necessary or desirable to manage the business of the Partnership including, but not limited to, supervising the liquidation of the Partnership if an event causing termination of the Partnership occurs. Partnership Agreement § 5. Notwithstanding the foregoing, the Partnership Agreement neither provides a mechanism for dissolution, nor appoints a party to administer and manage the affairs of the Partnership, upon termination resulting from withdrawal by both General Partners or otherwise.

     50. Accordingly, by this Application, IDS Futures seeks an order of this Court authorizing IDS Futures to continue to act as sole General Partner for the purpose of winding up the Partnership’s affairs pursuant to 6 Del. C. § 17-803. If this Court does not authorize IDS Futures to continue to act as sole General Partner for the purpose of liquidating the Partnership, or otherwise determines to appoint a liquidating trustee, IDS Futures will withdraw as General Partner effective December 31, 2006.
     (C) Conduct of the Partnership’s Affairs Upon Entry of the Decree of Dissolution
     (i) Provisions for Future Liabilities and the Establishment of a Reserve
     51. IDS Futures anticipates the Partnership to incur certain fees and expenses in respect of the dissolution process. The Partnership also has certain contingent liabilities resulting from the Refco Bankruptcy Cases, including:
(a)	fees and expenses associated with pursuing the Partnership’s claims against the Debtors’ estates; and

(b)	indemnification obligations arising as a result of the proceeding initiated against the General Partners by Gary L. Franzen.
     52. Under 6 Del. C. § 17-804, the following provisions must be made upon dissolution of the Partnership:
(a)	reasonable provisions to pay all claims and obligations, including all contingent, conditional or unmatured contractual claims, known to the limited partnership;

(b)	provisions as will be reasonably likely to be sufficient to provide compensation for any claim against the limited partnership which is the subject of a pending action, suit or proceeding to which the limited partnership is a party; and

(c)	provisions as will be reasonably likely to be sufficient to provide compensation for claims that have not been made known to the limited partnership or that have not arisen but that, based on facts known to the limited partnership, are likely to arise or to become known to the limited partnership within 10 years after the date of dissolution.

6 Del. C. § 17-804. If the Partnership has sufficient assets, the claims and obligations listed in § 17-804 must be paid and/or provided for in full. Id.
     53. Pursuant to Section 9 of the Partnership Agreement, the General Partners may also create appropriate reserves for contingent liabilities, if any, as of the date any such contingent liabilities become known to the General Partners. Partnership Agreement at § 9. Likewise, under § 17-803 of the Act, upon dissolution of a limited partnership, the persons winding up the affairs of the limited partnership may make reasonable provision for its liabilities. 6 Del. C. § 17-803(b).
     54. On October 31, 2005, the Partnership created the Refco Claims Account to include the Partnership’s assets currently held by the Debtors, equal to approximately $2,590,678, plus $270,000 in cash (to cover expenses related to the collection of these assets). As noted above, all Limited Partners of record on October 31, 2005, hold a pro rata share in the Refco Claims Account, including Limited Partners who, as of the date of this Application, have redeemed their units.
     55. As of August 31, 2006, the Partnership had additional assets equal to approximately $1,789,704. These assets are liquid and are allocated to a trading account (“Trading Account”). All Limited Partners of record as of the date of this Application hold a pro rata share in the Trading Account. All other Limited Partners who, prior to the date of this Application, redeemed their units have already received their pro rata share in the Trading Account and, therefore, do not hold an interest in such account.
     56. IDS Futures estimates current liabilities, contingent claims and future obligations of the Partnership, excluding expenses related to the collection of assets held by the Debtors, to total no less than $631,834. These obligations will include, among other things, costs and expenses incurred on account of distributions made to Limited Partners and payment to third parties on account of certain administrative services (as set forth more fully below).
     57. Accordingly, pursuant to Section 9 of the Partnership Agreement and §§ 17-803 and 17-804, IDS Futures seeks approval to establish a reserve equal to $631,834 from amounts currently held in the Trading Account. These funds will be reserved in a separate account and paid out in accordance with this Application or as otherwise ordered by the Court (“Reserve Account”). All other funds in the Trading Account will be distributed to Limited Partners holding an interest in the Reserve Account; provided, however, that any distributions to be made to the General Partners from the Trading Account on account of their investment in the Partnership will be allocated to a separate reserve account (“General Partners Reserve”). Except as otherwise set forth below, pending further order of this Court, IDS Futures will not distribute funds held in the General Partners Reserve.
     58. Expenses incurred by the Partnership related to the collection of assets held by the Debtors will be separately allocated and paid from the Refco Claims Account. As noted above, the Partnership has already reserved $270,000 in the Refco Claims Account to cover expenses related to the Refco Bankruptcy Cases. IDS Futures does not, by this Application, request that additional funds be reserved in the Refco Claims Account on account of such expenses. All funds collected by the Partnership (including funds collected by the Partnership through IDS Futures) in the Refco Bankruptcy Cases will be deposited in the Refco Claims Account and, after payment of unpaid fees and expenses of the Partnership, distributed to Partners holding an interest in such account in accordance with this Application.

(ii) Liquidation and Distribution of the Partnership’s Funds
     59. The General Partners have sole discretion in determining what distributions of profits and income, if any, shall be made to the Limited Partners. Partnership Agreement § 5. To date, the Partnership has made no distributions, excluding redemptions, to its Partners.
     60. Pursuant to § 17-804 of the Act, upon the winding up of a limited partnership, the assets of the limited partnership must be distributed as follows:
(a)	To creditors, including partners who are creditors, to the extent otherwise permitted by law, in satisfaction of liabilities of the limited partnership (whether by payment or the making of reasonable provision for payment thereof) other than liabilities for which reasonable provision for payment has been made and liabilities for distributions to partners and former partners under § 17-601 (interim distributions) or § 17-604 (distribution upon withdrawal) of this title;

(b)	Unless otherwise provided in the partnership agreement, to partners and former partners in satisfaction of liabilities for distributions under § 17-601 or § 17-604 of this title; and

(c)	Unless otherwise provided in the partnership agreement, to partners first for the return of their contributions and second respecting their partnership interests, in the proportions in which the partners share in distributions.
6 Del. C. § 17-804.
     61. The Partnership is limited in making distributions to its Partners if, after giving effect to the distribution, the Partnership’s liabilities exceed the fair value of its assets. 6 Del. C. § 17-607. After establishing the Reserve Account described in Section C(i) above, the Partnership will have assets totaling approximately $1,157,870 (excluding those assets currently held in the Refco Claims Account). As soon as reasonably practicable following entry of the decree of dissolution by this Court, IDS Futures will distribute the Partnerships’ remaining funds in the Trading Account to Partners in accordance with § 17-804 and the Partnership Agreement; provided, however, that any distributions to be made to the General Partners from the Trading

Account on account of their investment in the Partnership will be allocated to the General Partners Reserve.
     62. Thereafter, and upon final resolution of the Partnership’s remaining claims, obligations and liabilities, IDS Futures will distribute any amount remaining in the Reserve Account and Refco Claims Account to Partners in accordance with § 17-804 and the Partnership Agreement; provided, however, that any distributions to be made to the General Partners from the Reserve and Refco Claims Account on account of their investment in the Partnership will be allocated to the General Partners Reserve.
(iii) Pursuit and/or Sale of the Partnership’s Bankruptcy Claims
     63. As set forth above, the Partnership has certain outstanding claims in the Refco Bankruptcy Cases. The Debtors have only recently filed their disclosure statement and proposed plan of reorganization in the Refco Bankruptcy Cases. The amount and timing of distributions, if any, by the Debtors on account of the Partnership’s claims are uncertain.
     64. One or more third parties have offered to purchase the Partnership’s claims in the Refco Bankruptcy Cases. Given the uncertainty in the Refco Bankruptcy Cases, IDS Futures believes that the sale of the Partnership’s claims may be in the best interests of the Limited Partners.
     65. IDS Futures will investigate these offers and determine, prior to a hearing on this Application, whether sale of the claims to a third party is in the best interests of Limited Partners. If IDS Futures determines that one or more of the offers are reasonable alternatives to holding and pursuing the claims as part of the Refco Bankruptcy Cases, it will file an amended application setting forth the circumstances and conditions of the offers for consideration by the Limited Partners and this Court. If the offers are unacceptable to Limited Partners, IDS Futures will continue to pursue the Partnership’s claims against the Debtors during the dissolution and wind-up process.
     66. As noted above, the Partnership has retained Squire Sanders to represent its interests in the Refco Bankruptcy Cases. From and after the hearing on this Application, IDS Futures anticipates that the role of Squire Sanders in the Refco Bankruptcy Cases will diminish. IDS Futures believes that the amount of the claims held by the Partnership in proportion to the total claims in the Refco Bankruptcy Cases does not warrant significant participation in the Refco Bankruptcy Cases going forward. However, IDS Futures would continue to monitor the Refco Bankruptcy Cases and act in the best interests of Limited Partners.
(iv)	Restrictions on Transfer, Assignment, Redemption and Withdrawal by Limited Partners
     67. The General Partners have sole discretion in determining whether to admit additional Limited Partners and whether to offer additional units in the Partnership. Partnership Agreement §§ 5, 18. Effective January 1, 1989, units of limited partnership interest were no longer offered by the Partnership. From and after the date of this Application, IDS Futures will not admit additional Limited Partners.
     68. Pursuant to the terms of the Partnership Agreement, a Limited Partner may assign, transfer or dispose of his or her units, but only upon written notice to the General Partners. Partnership Agreement § 15. An assignee cannot be substituted as a Limited Partner unless the General Partners, in their sole discretion, consent to such assignment. Id. Unless the General Partners consent to substitution, an assignee has only limited rights in the Partnership. Id.
     69. If an assignment, transfer or disposition occurs by reason of death, neither the estate nor any beneficiary of the deceased Limited Partner or assignee will have any right to withdraw any capital or profits from the Partnership except by the redemption of units.

Partnership Agreement § 15. Likewise, under § 17-705, if a partner who is an individual dies or a court of competent jurisdiction adjudges the partner to be incompetent to manage the partner’s person or property, then the partner’s personal representative may exercise all of the partner’s rights for the purpose of settling the partner’s estate or administering the partner’s property. 6 Del. C. § 17-705.
     70. Upon written notice to the General Partners, a Limited Partner also may withdraw, in whole or in part, from the Partnership. Partnership Agreement § 16. The Partnership is, thereafter, required to redeem a Limited Partner’s units; provided, however, that (a) there remains property sufficient to pay all liabilities, contingent or otherwise, of the Partnership and (b) the General Partners receive a timely request for redemption. Id. The General Partners may delay payment to Partners requesting redemption under special circumstances, including, without limitation, default or delay in payments due the Partnership from commodity brokers or other persons. Id.
     71. By this Application, IDS Futures seeks authority to restrict the Limited Partners’ rights to assign, transfer, dispose or otherwise redeem their units from and after the date IDS Futures files this Application. Consistent with the terms of the Partnership Agreement, no Limited Partner shall have priority over any other Limited Partners either as to return of cash contributions or as to profits, losses or distributions. Partnership Agreement § 8(f). Accordingly, upon entry of the decree of dissolution, IDS Futures will distribute funds to the Limited Partners of record on the date of this Application pursuant to the terms of the Partnership Agreement, excluding amounts held in the Reserve Account and Refco Claims Account. See supra Section C(i).

     72. IDS Futures will continue to maintain a capital account for each Partner of record on the date of this Application in accordance with Section 8 of the Partnership Agreement. Each Partner will have a pro rata share in the Reserve Account and, together with all other Partners of record on October 31, 2005, a pro rata share in the Refco Claims Account. Upon written notice to IDS Futures of an assignment, transfer or disposition of units by reason of death following the Application date, the estate or beneficiary of the deceased Limited Partner shall have an interest in the Reserve Account and Refco Claims Account equal to the deceased Limited Partner’s pro rata interest in such accounts.
(v) Indemnification of IDS Futures by the Partnership
     73. For the reasons set forth above, IDS Futures believes that dissolving and winding-up the Partnership’s affairs is in the Limited Partners’ best interests. IDS Futures further believes that allowing it to continue to act as General Partner for the sole purpose of dissolving the Partnership, or, in the alternative, appointing a liquidating trustee, is necessary and appropriate given the circumstances of this case. Absent direction by the Court in accordance with this Application, the Partnership will terminate upon withdrawal of the General Partners by its terms with no mechanism for, or party to effect, dissolution of the Partnership.
     74. Pursuant to the terms of the Partnership Agreement, the General Partners are obligated to exercise good faith in carrying out their duties and exercising their powers in regard to, or on behalf of, the Partnership. Partnership Agreement § 5. The Partnership Agreement further provides that the General Partners shall bear no liability for actions taken by them in good faith and determined to be in the best interests of the Partnership. Partnership Agreement § 21(a).
     75. In the event a General Partner or one of its affiliates incurs expenses, including attorneys’ fees, judgments or amounts paid in settlement, for actions taken by it in good faith, the

General Partner may be indemnified by the Partnership. Partnership Agreement § 21(b), (e). Likewise, under 6 Del. C. § 17-108, a limited partnership may, and shall have the power to, indemnify and hold harmless any partner or other person from and against any and all claims and demands whatsoever. 6 Del. C. § 17-108.
     76. As set forth above, the Partnership has and will continue to accrue certain indemnification obligations as a result of the Complaint initiated by Gary L. Franzen against the General Partners. By this Application, IDS Futures seeks authority to reserve for the Partnership’s indemnification obligations on account of the foregoing action from the Refco Claims Account. See supra Section C(i). IDS Futures also seeks authority to reserve for any indemnification obligations that may arise as a result of this Application from the Reserve Account. See id. All indemnification obligations incurred by the Partnership, and payable from the Refco Claims and Reserve Accounts, will be distributed to the General Partners Reserve. Pending further order of this Court, amounts in the General Partners Reserve will not be distributed to the General Partners.
(vi) Administration of the Partnership Upon Dissolution
     77. Pursuant to the terms of the Partnership Agreement, the General Partners have exclusive management and complete control of the Partnership’s business. Partnership Agreement § 5. In carrying out their duties, the General Partners employee certain affiliated and non-affiliated third parties on behalf of the Partnership. Upon dissolution, only those service providers that are necessary to wind down the activities of the Partnership will be retained on a going-forward basis.
     78. RCMI also provided certain administrative services to the Partnership which IDS Futures cannot perform in-house. As noted above, RCMI has indicated that it will seek to sell its assets and transfer it business to a third party. RCMI will continue to perform its current administrative duties as General Partner until its business is sold. It is anticipated that the current employees of RCMI will be retained as employees of the purchaser after the sale.
     79. Accordingly, by this Application, IDS Futures seeks authority to retain R.J. O’Brien & Associates, Inc., the currently proposed purchaser of RCMI’s assets, as a third-party service provider to the Partnership to assist with the dissolution of the Partnership. The terms and conditions of the proposed consulting arrangement will be set forth in an administration agreement to be approved by this Court.
(vii)	Fees and Expenses of IDS Futures Upon Dissolution of the Partnership
     80. IDS Futures does not earn an annual administrative fee under the Partnership Agreement. The Partnership does, however, pay each General Partner’s periodic operating expenses relating to legal, accounting, auditing, printing, filing and recording fees; management and incentive fees; brokerage commissions and any incidental trading charges; extraordinary expenses and any items for which payment may be made by the Partnership on account of its indemnification obligations. Partnership Agreement at §§ 9, 21.
     81. Consistent with Sections 9 and 21 of the Partnership Agreement, IDS Futures seeks authority to reimburse itself for all out-of-pocket fees, costs and other expenses incurred by it during the dissolution and wind-up process consistent with this Application and the Partnership Agreement; provided, however, that all such fees, costs and expenses will be held in the General Partners Reserve pending further order of this Court.
     82. Ameriprise, the Partnership’s selling agent and introducing broker, also earns certain brokerage commissions from the Partnership in its capacity as introducing broker. Partnership Agreement § 5. The Partnership has not paid Ameriprise for commissions due to it as of November 2005. From November 2005 through August 2006, unpaid commissions due to

Ameriprise totaled $34,033.83. In light of this Application, as of September 27, 2006, Ameriprise will no longer earn commissions as the Partnership’s introducing broker. Commissions due to Ameriprise will be paid currently from the Reserve Account.
(D)	Appointment of Trustee Upon Dissolution Under §§ 17-803 and 17-805 (Alternative Relief)
     83. Under § 17-803, the Court of Chancery, upon cause shown, may wind up the limited partnership’s affairs upon application of any partner, the partner’s personal representative or assignee, and in connection therewith, may appoint a liquidating trustee. 6 Del. C. § 17-803.
     84. Upon the filing of a certificate of cancellation pursuant to 6 Del. C. § 17-203, the Court of Chancery may also appoint IDS Futures to be trustee, or one or more persons to be receivers, for the Partnership, to:
take charge of the limited partnership’s property, and to collect the debts and property due and belonging to the limited partnership, with the power to prosecute and defend, in the name of the limited partnership, or otherwise, all such suits as may be necessary or proper for the purposes aforesaid, and to appoint an agent or agents under them, and to do all other acts which might be done by the limited partnership, if in being, that may be necessary for the final settlement of the unfinished business of the limited partnership. The powers of the trustees or receivers may be continued as long as the Court of Chancery shall think necessary for the purposes aforesaid.
6 Del. C. § 17-805.
     85. IDS Futures believes that it will be more cost-effective and in the best interests of Limited Partners for it to wind-up the Partnership’s business affairs and pursue claims in the Refco Bankruptcy Cases. However, in the event that this Court does not authorize IDS Futures, either in its capacity as General Partner or as trustee, to wind up the Partnership’s affairs pursuant to 6 Del. C. § 17-803, IDS Futures hereby seeks appointment of a liquidating trustee pursuant to 6 Del. C. §§ 17-803 and/or 17-805.

(E) Certificate of Cancellation Under § 17-203
     86. Under 6 Del. C. § 17-203, the Certificate of Limited Partnership shall be cancelled upon dissolution and the completion of winding up of the Partnership. 6 Del. C. § 17-203. Accordingly, upon dissolution and winding-up of the Partnership’s affairs, IDS Futures will file a certificate of cancellation in the Office of the Secretary of State in accordance with 6 Del. C. § 17-203.
CONCLUSION
     87. IDS Futures believes that this Application is in the best interests of all Limited Partners and provides the most efficient and cost-effective mechanism for dissolution and liquidation of the Partnership.
     88. Except as otherwise set forth in this Application or ordered by this Court, the Partnership Agreement will remain in full force and effect as to governance of the Partnership and the rights of and between the Partners.
     WHEREFORE, pursuant to 6 Del. C. §§ 17-802, 17-803, 17-805 and 17-203, IDS Futures, as General Partner, respectfully requests that this Court:
(a)	enter a decree of judicial dissolution pursuant to 6 Del. C. § 17-802; and

(b)	enter an order and instruction authorizing IDS Futures to wind up the Partnership’s affairs pursuant to 6 Del. C. § 17-803; and

(c)	enter an order approving the procedures set forth in this Application for liquidation of the Partnership’s affairs by IDS Futures upon entry of a decree of dissolution; or

(d)	in the alternative, appoint a liquidating trustee to wind up the Partnership’s affairs pursuant to 6 Del. C. §§ 17-803 and/or 17-805; and

(e)	grant such other and further relief as is just and proper.

Dated: September 27, 2006

LANDIS RATH & COBB LLP
/s/ Daniel B. Rath
Daniel B. Rath, Esquire (#3022)
Rebecca L. Butcher, Esquire (#3816) James S. Green, Jr., Esquire (#4406) 919 Market Street, Suite 600 Wilmington, DE 19801 Telephone: (302) 467-4400 Facsimile: (302) 467-4450

OF COUNSEL
Michael B. Fisco (Minnesota #175341)
Abby E. Wilkinson (Minnesota #0313981)
FAEGRE & BENSON LLP
2200 Wells Fargo Center
90 South Seventh Street
Minneapolis, MN 55402
Telephone: (612) 766-7000
Facsimile: (612) 766-1600

ATTORNEYS FOR IDS FUTURES
CORPORATION, AS GENERAL PARTNER

30